UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: February 21, 2019

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated February 21, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: February 21, 2019	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
FOURTH QUARTER AND ANNUAL 2018 RESULTS
Highlights

•
GAAP net loss attributable to shareholders of Teekay of $18.4 million, or $0.18 per share, and adjusted net loss attributable to shareholders of Teekay(1) of $2.0 million, or $0.02 per share (excluding items listed in Appendix A to this release), in the fourth quarter of 2018.

•	GAAP income from vessel operations of $88.8 million and total cash flow from vessel operations(1) of $246.7 million in the fourth quarter of 2018.

•
Since November 2018, Teekay LNG took delivery of three additional LNG carrier newbuildings, all on long-term charter contracts, and repurchased over 1.1 million common units at an average price of $11.38 per unit.

•
Teekay Tankers signed a term sheet for an additional sale-leaseback transaction, which is expected to increase liquidity by approximately $25 million, and increased its operating leverage to a potential tanker market recovery by entering into time charter-in contracts for 2.5 Aframax/LR2 vessel equivalents.

•	Since December 1, 2018, Teekay Parent repurchased approximately $42.4 million of its 2020 unsecured bonds at an average price of 97.27 percent of the principal amount.

Hamilton, Bermuda, February 21, 2019 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the fourth quarter and fiscal year 2018. These results include the Company’s two publicly-listed consolidated subsidiaries Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) and its equity-accounted investment in publicly-listed Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO), which was deconsolidated as of September 25, 2017 (collectively, the Daughter Entities) and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the fourth quarter and annual 2018 earnings releases of Teekay LNG, Teekay Tankers and Teekay Offshore, which are available on Teekay's website at www.teekay.com, for additional information on their respective results.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017(2)
(in thousands of U.S. dollars, except per share amounts)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	491,532	416,562	326,686	1,707,758	1,880,332
Income from vessel operations	88,811	55,082	66,655	164,319	6,700
Equity income (loss)	19,356	13,744	(971)	61,054	(37,344)
Net loss attributable to shareholders in Teekay	(18,353)	(12,005)	(25,286)	(79,237)	(163,276)
Loss per share attributable to shareholders of Teekay	(0.18)	(0.12)	(0.29)	(0.79)	(1.89)
NON-GAAP FINANCIAL COMPARISON
Total Cash Flow from Vessel Operations (CFVO)(1)(2)	246,675	196,397	183,586	775,633	951,118
Adjusted Net Loss attributable to shareholders
of Teekay(1)	(2,014)	(11,378)	(9,500)	(53,271)	(118,954)
Adjusted Net Loss per share attributable to
shareholders of Teekay(1)	(0.02)	(0.11)	(0.11)	(0.53)	(1.38)
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent Adjusted Cash Flow from Vessel Operations(1)	3,081	19,818	15,781	52,762	1,564
Total Teekay Parent Free Cash Flow(1)	(11,000)	4,841	(721)	(8,573)	(53,152)

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(2)
For the period up to September 25, 2017, Teekay Offshore was consolidated in the Company’s financial statements. As a result of Teekay Offshore’s transaction with Brookfield Business Partners L.P., together with its institutional partners (collectively Brookfield) on September 25, 2017, the Company deconsolidated Teekay Offshore as of that date. Teekay Offshore is accounted for as an equity-accounted investment, commencing September 25, 2017.

As a reminder, when making year-over-year comparisons of Teekay’s consolidated results, it is important to account for the deconsolidation of Teekay Offshore as of September 25, 2017 and the adoption of the new revenue accounting standard as of January 1, 2018. Please refer to the “Important Notice to Reader” section of this release and footnote (1) of the summary consolidated statement of loss included in this release for further details on the deconsolidation and the 2018 adoption of new revenue accounting standards.
CEO Commentary

“In the fourth quarter of 2018, our total CFVO increased by approximately $50 million, or 25 percent, compared to the prior quarter, primarily driven by the contract start-up of various growth projects across the Teekay Group, certain LNG vessels commencing new contracts at firm rates, and higher spot tanker rates,” commented Kenneth Hvid, Teekay’s President and Chief Executive Officer. “The fourth quarter results also included our minority portion of Teekay Offshore’s previously-announced positive settlement with Petrobras. In addition, our consolidated and Teekay Parent cash flows this quarter would have been higher by approximately $8 million were it not for the unplanned shutdown of the Foinaven FPSO and the previously-guided shutdown of the Banff FPSO. I am pleased to report that both FPSO units were back up and running as of early-January 2019 and early-November 2018, respectively.”

“Since the beginning of 2018, the Teekay Group has continued to build financial strength and grow its cash flows while also benefiting from improving LNG and crude tanker macro fundamentals, all of which supports greater long-term value creation,” Mr. Hvid continued.

“We took advantage of multi-year highs in the LNG spot tanker shipping market by securing new charters at higher rates for the few vessels Teekay LNG has trading in the short-term market and we expect the LNG spot shipping market to be relatively strong through to the end of 2019 and into 2020,” commented Mr. Hvid. "As announced last quarter, Teekay LNG will increase its quarterly cash distributions by 36 percent commencing in the first quarter of 2019. While Teekay LNG’s balanced capital allocation strategy results in a more moderate distribution increase in the near-term, we believe that this approach will enable Teekay LNG to delever its balance sheet faster and thus, maximize equity value for all of Teekay LNG’s unitholders over the long-term.  In addition, in the fourth quarter, Teekay LNG announced a common unit repurchase program and we believe that opportunistic repurchases by Teekay LNG will create further value. We are committed to creating long-term value for all unitholders, while also maximizing the benefits to Teekay Parent through the incentive distribution rights structure."

“Teekay Tankers benefitted from fourth quarter crude spot tanker rates reaching three-year highs,” commented Mr. Hvid. “This strength continued into early-2019 with Teekay Tankers securing first quarter to-date crude spot tanker rates that are higher than the fourth quarter. While rates have recently softened from these levels, we believe we are at the beginning of a more sustained recovery that is expected to increase Teekay Tankers’ cash flows and asset values. Teekay Tankers has completed various financing initiatives and have signed a term sheet for an additional sale-leaseback transaction, which have or are expected to strengthen its liquidity position and extend its debt maturity profile. With significant operating leverage, we believe Teekay Tankers is well-positioned to benefit from a forecasted strengthening global tanker market in the second half of 2019 and into 2020."

“In addition to benefitting from the value creation taking place at its daughter entities, Teekay Parent is also benefitting from a delevering balance sheet and higher cash flows. Teekay Parent adjusted CFVO has increased by $51 million in 2018 compared to 2017, driven primarily by higher cash flows generated by our directly-owned FPSO units, which have upside exposure to oil prices and production.”

Mr. Hvid continued, “Since the beginning of 2018, Teekay Parent has used a portion of the capital raised in January 2018 to repay all of its secured debt and reduced its 2020 unsecured bond balance by approximately $95 million, including the repurchase of $42.4 million of our unsecured bonds at an all-in average price of 97.27 since the beginning of December 2018. Looking ahead, one our key priorities will be to refinance our 2020 bond maturity with a smaller bond, which is in line with our strategy of strengthening our financial foundation.”

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results during the quarter ended December 31, 2018, compared to the same period of the prior year, were positively impacted by an increase in revenue from the Hummingbird Spirit FPSO unit due to higher production and higher contractual production tariffs linked to oil prices, higher income and cash flows from Teekay LNG as a result of the deliveries of 12 liquefied natural gas (LNG) carrier newbuildings between October 2017 and December 2018, higher income and cash flows in Teekay Tankers as a result of higher average spot tanker rates, and higher equity income relating to Teekay Offshore’s $96 million positive settlement with Petrobras.

These increases were partially offset by lower cash flows for the Banff and Foinaven FPSO units due to unplanned shutdowns for both units in the fourth quarter of 2018, higher interest expense in Teekay Tankers as a result of recent sale-leaseback transactions, lower income and cash flows from Teekay LNG’s seven multi-gas carriers upon the termination of their previous charter contracts in early 2018, and higher general and administrative expense in the fourth quarter of 2018, a portion of which is non-recurring.

Teekay Parent
Teekay Parent Adjusted Cash Flow from Vessel Operations(1), which includes distributions and dividends paid to Teekay Parent from the Daughter Entities in the following quarter and cash flow from vessel operations attributable to assets directly-owned by, or chartered-in to, Teekay Parent, less Teekay Parent’s corporate general and administrative expenses, was $3.1 million for the quarter ended December 31, 2018 compared to $15.8 million for the same period of the prior year. This decrease was primarily due to: lower revenues from the Banff and Foinaven FPSO units in the fourth quarter of 2018 due to their unplanned shutdowns, and, as a result of the adoption of the new revenue accounting standard, the recognition of approximately $6 million of additional annual incentive revenue related to the Foinaven FPSO unit in the first three quarters of 2018, which in 2017 was recognized in the fourth quarter; the elimination of the minimum dividend payment from Teekay Tankers commencing with the first quarter of 2018; the elimination of common unit distributions from Teekay Offshore commencing with the fourth quarter of 2018; and higher general and administrative expense in the fourth quarter of 2018, a portion of which is non-recurring. These decreases were partially offset by an increase in revenue from the Hummingbird Spirit FPSO unit due to higher production and higher contractual production tariffs linked to oil prices.

Total Teekay Parent Free Cash Flow(1), which includes Teekay Parent Adjusted Cash Flow from Vessel Operations(1), less net interest expense, was negative $11.0 million during the fourth quarter of 2018, compared to negative $0.7 million for the same period of the prior year, primarily for the reasons mentioned above and lower net interest expense due to the repurchase of a portion of Teekay Parent's 2020 bonds during 2018. Please refer to Appendix D of this release for additional information about Teekay Parent Free Cash Flow.

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States GAAP.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s total CFVO increased in the three months ended December 31, 2018, compared to the same quarter of the prior year, as a result of the deliveries of 12 LNG carrier newbuildings in Teekay LNG’s consolidated fleet and equity-accounted joint ventures between October 2017 and December 2018; and the Magellan Spirit chartered-in from Teekay LNG’s 52 percent-owned joint venture with Marubeni Corporation commencing in September 2018. These increases were partially offset by: lower cash flows from seven multi-gas carriers following the termination of their previous charter contracts in early 2018; the sales of the Teide Spirit, African Spirit and European Spirit conventional tankers during 2018; an increase in off-hire days for certain of Teekay LNG’s vessels due to repairs; and an increase in general and administrative expenses. Please refer to Teekay LNG's fourth quarter 2018 earnings release for additional information on the financial results for this entity.
Teekay Tankers

Teekay Tankers' total CFVO increased in the fourth quarter of 2018 compared to the same period of the prior year as a result of higher average spot tanker rates and the acquisition of Tanker Investments Ltd. (or TIL) in late-November 2017. This was partially offset by costs associated with sale-leaseback transactions relating to ten tankers. Please refer to Teekay Tankers' fourth quarter 2018 earnings release for additional information on the financial results for this entity.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent

In December 2018, Teekay Parent closed its previously-announced sale of its 43.5 percent interest in Magnora ASA (formerly named Sevan Marine ASA ) for total consideration of approximately $28 million, which resulted in the Company recording an accounting gain of approximately $15.3 million in the fourth quarter of 2018.

Since the beginning of December 2018, Teekay Parent repurchased $42.4 million of its 8.5 percent senior unsecured notes due in January 2020 (2020 Bond) for total consideration of $41.3 million for an average price of 97.27 percent of the principal amount, which is below the current trading price and the make-whole price for the 2020 Bonds. As of today, the remaining outstanding balance of Teekay Parent's 2020 Bond is approximately $498 million.

In December 2018, Teekay Parent extended its equity margin revolver, which is secured by all the Company's Teekay LNG and Teekay Offshore common units and Teekay Tankers Class A common shares, by two years out to December 2020.
Teekay LNG

The Torben Spirit LNG carrier commenced its minimum 3-year charter on January 1, 2019 at a charter rate in excess of $100,000 per day for the duration of the contract.

In December 2018, Teekay LNG took delivery of one M-Type, Electronically Controlled, Gas Injection (MEGI) LNG carrier newbuilding, the Sean Spirit, which immediately commenced its seven-year charter contract with BP Gas Marketing Limited.

In January 2019, Teekay LNG’s 20 percent-owned joint venture with China LNG Shipping (Holdings) Limited, CETS Investment Management (HK) Co. Ltd. (an affiliate of China National Offshore Oil Corporation) and BW LNG Investments Pte. Ltd., took delivery of one LNG carrier newbuilding, the Pan Africa, which immediately commenced its 20-year charter contract with Royal Dutch Shell.

In January 2019, Teekay LNG took delivery of one MEGI LNG carrier newbuilding, the Yamal Spirit, which immediately commenced its 15-year charter with Yamal Trade Pte Ltd. Concurrently with the delivery, Teekay LNG entered into a $159 million, 15-year sale-leaseback financing arrangement with a lessor which added approximately $30 million of liquidity to Teekay LNG.

In January 2019, the Todelo Spirit, a Suezmax tanker that was chartered-in by Teekay LNG under a capital lease from the charterer, was sold to a third party. Upon the sale of the vessel, Teekay LNG's charter contract for this vessel was terminated and the remaining capital lease obligation was extinguished. During 2018, Teekay LNG completed similar transactions for three other Suezmax tankers, the Teide Spirit in February 2018, the African Spirit in October 2018, and the European Spirit in November 2018.
Teekay Tankers

In November 2018, Teekay Tankers completed a sale-leaseback transaction relating to four vessels and a loan to finance working capital for the Company's revenue sharing agreement (RSA) pool management operations, which when fully drawn, will contribute a total of $40 million of additional liquidity after the repayment of outstanding debt related to the four vessels

In February 2019, Teekay Tankers signed a term sheet for a sale-leaseback transaction relating to two Suezmax tankers. The transaction, once completed, is expected to further increase Teekay Tankers' liquidity position by approximately $25 million after the repayment of outstanding debt related to these vessels. The transaction, which

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4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

remains subject to final lessor approval and customary closing conditions, is expected to be completed in the first quarter of 2019.

Since November 2018, Teekay Tankers entered into time charter-in contracts for 2.5 Aframax/LR2 vessel equivalents for periods ranging 1 to 2 years with extension options. The new time charter-in contracts have a weighted average daily rate of $17,600.

Teekay Offshore

In January 2019, Teekay Offshore secured a contract extension with Petrobras to extend the employment of the Piranema Spirit FPSO unit on the Brazilian field. The contract extension commenced in February 2019 for a period of three years but includes customer termination rights with 10 months' advance notice.

In October 2018, Teekay Offshore entered into a settlement agreement with Petrobras with respect to various disputes relating to the previously-terminated charter contracts of the HiLoad DP unit and Arendal Spirit unit for maintenance and safety (UMS). As part of the settlement agreement, Petrobras agreed to pay a total amount of $96 million to Teekay Offshore, $55 million of which was received in the fourth quarter of 2018. The remaining $41 million is to be paid in two separate instalments of $22 million and $19 million by the end of 2020 and 2021, respectively, subject to certain potential offsets.

In addition, in October 2018, Teekay Offshore, through separate subsidiaries, entered into a further settlement agreement with Petrobras with regards to a dispute relating to the charter of the Piranema Spirit FPSO unit. Pursuant to the settlement agreement, Teekay Offshore has agreed to a reduction in the charter rate for the FPSO unit totaling approximately $11 million, which was credited to Petrobras in the fourth quarter of 2018. This amount was accrued in Teekay Offshore's financial statements in prior periods, primarily in 2016 and 2017.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Liquidity
As at December 31, 2018, Teekay Parent had total liquidity of approximately $333.4 million (consisting of $220.2 million of cash and cash equivalents and $113.2 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay had consolidated total liquidity of approximately $724.7 million (consisting of $424.2 million of cash and cash equivalents and $300.5 million of undrawn revolving credit facilities).
Conference Call
The Company plans to host a conference call on Thursday, February 21, 2019 at 2:00 p.m. (ET) to discuss its results for the fourth quarter and fiscal year 2018. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 239-9838 or (647) 794-4605, if outside North America, and quoting conference ID code 3368131.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Fourth Quarter and Annual Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay Corporation operates in the marine midstream space through its ownership of the general partner and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and an interest in the general partner and a portion of the outstanding limited partner interests in Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities. In addition, Teekay has a controlling voting interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities operate total assets under management of approximately $17 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 8,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Adjusted Net Income (Loss), Cash Flow from Vessel Operations, Free Cash Flow, and Net Revenues are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measure are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Cash Flow from Vessel Operations (CFVO) represents income (loss) from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, write-down and loss on sales of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. The Company does not control its equity-accounted vessels and investments and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels and other investments is retained within the entities in which the Company holds the equity-accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices C and E of this release for reconciliations of these non-GAAP financial measures to income (loss) from vessel operations and income (loss) from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted Net Loss Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net loss, and refer to footnote (4) of the statements of loss for a reconciliation of adjusted equity income to equity income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Teekay Parent Financial Measures
Teekay Parent Adjusted Cash Flow from Vessel Operations represents the sum of (a) distributions or dividends (including payments-in-kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its consolidated publicly-traded subsidiaries (Teekay LNG and Teekay Tankers) and its equity-accounted investment in Teekay Offshore, net of Teekay Parent’s corporate general and administrative expenditures for the given quarter (collectively, Teekay Parent GPCO Cash Flow) plus (b) CFVO attributed to Teekay Parent’s directly-owned and chartered-in assets (Teekay Parent OPCO Cash Flow). Teekay Parent Free Cash Flow represents Teekay Parent Adjusted Cash Flow from Vessel Operations, less Teekay Parent’s net interest expense and dry-dock expenditures for the given quarter. Net Interest Expense includes interest expense, interest income and realized losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Important Notice to Reader
Deconsolidation of Teekay Offshore
On September 25, 2017, Teekay, Teekay Offshore and Brookfield finalized a strategic partnership (the Brookfield Transaction), which resulted in the deconsolidation of Teekay Offshore as of that date. As a result, Teekay Offshore's financial results have not been consolidated by Teekay since September 25, 2017. As a result, items such as revenues and CFVO for the year ended December 31, 2018 are lower compared to the same period in the prior year since Teekay Offshore has been accounted for using the equity method since September 25, 2017.

Adoption of New Revenue Accounting Standard
Effective January 1, 2018, the Company adopted the new revenue accounting standard. The following resulting differences had no impact on net loss but a material effect individually on revenues, voyage expenses and vessel operating expenses reported for the three months and year ended December 31, 2018:

•
Teekay Tankers previously presented the net allocation for its vessels participating in revenue sharing arrangements as revenues. Effective January 1, 2018, Teekay Tankers presents the revenue from the voyages these vessels perform in voyage revenues and the difference between this aggregate amount and Teekay Tankers' net allocation from the revenue sharing arrangement as voyage expenses. This had the effect of increasing both revenues and voyage expenses for the three months and year ended December 31, 2018 by $90.3 million and $292.6 million, respectively.

•
Teekay Parent previously presented the reimbursement of costs incurred by Teekay Parent for its seafarers onboard vessels owned by its equity-accounted investments and third parties as a reduction to vessel operating expenses. Effective January 1, 2018, Teekay Parent presents the costs of managing these vessels as vessel operating expenses and the reimbursement of such costs as revenue. This had the effect of increasing both revenues and vessel operating expenses for the three months and year ended December 31, 2018 by $21.2 million and $82.5 million, respectively.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Loss(1)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	491,532	416,562	326,686	1,707,758	1,880,332

Voyage expenses	(117,199)	(90,899)	(24,438)	(388,887)	(153,766)
Vessel operating expenses	(162,268)	(157,585)	(131,650)	(637,474)	(731,150)
Time-charter hire expense	(25,434)	(20,965)	(22,787)	(86,458)	(120,893)
Depreciation and amortization	(71,069)	(69,967)	(63,116)	(276,307)	(485,829)
General and administrative expenses	(26,751)	(19,050)	(17,509)	(96,555)	(106,150)
Write-down and loss on sale of vessels(2)	—	(2,201)	(489)	(53,693)	(270,743)
Restructuring charges	—	(813)	(42)	(4,065)	(5,101)
Income from vessel operations	88,811	55,082	66,655	164,319	6,700

Interest expense	(72,632)	(67,343)	(49,163)	(254,126)	(268,400)
Interest income	2,650	2,103	1,373	8,525	6,290
Realized and unrealized (loss) gain on
non-designated derivative instruments (3)	(32,833)	(2,168)	4,319	(14,852)	(38,854)
Equity income (loss) (4)	19,356	13,744	(971)	61,054	(37,344)
Income tax expense	(6,727)	(4,334)	(465)	(19,724)	(12,232)
Foreign exchange (loss) gain	(5,764)	3,553	(3,575)	6,140	(26,463)
Loss on deconsolidation of Teekay Offshore (5)	—	—	(1,600)	(7,070)	(104,788)
Other income (loss) – net (6)	782	(2,400)	(48,812)	(2,013)	(53,981)
Net loss	(6,357)	(1,763)	(32,239)	(57,747)	(529,072)
Net (income) loss attributable to
non-controlling interests	(11,996)	(10,242)	6,953	(21,490)	365,796
Net loss attributable to the
shareholders of Teekay Corporation	(18,353)	(12,005)	(25,286)	(79,237)	(163,276)
Loss per common share of Teekay Corporation
- Basic and Diluted	$(0.18)	$(0.12)	$(0.29)	$(0.79)	$(1.89)
Weighted-average number of common
shares outstanding
- Basic and Diluted	100,435,155	100,435,045	86,641,584	99,670,176	86,335,473

(1)	Refer to the "Important Notice to Reader" for details on the deconsolidation of Teekay Offshore and the adoption of the new revenue accounting standard.

(2)
Write-down and loss on sale of vessels for the year ended December 31, 2018 relates to the write-downs of four of Teekay LNG's Multi-gas carriers and two of Teekay LNG's conventional tankers. These vessels were written down to their estimated fair values, using appraised values, as a result of Teekay LNG's evaluation of alternative strategies for these assets, combined with the charter rate environment and the outlook for charter rates for these vessels at that time.

(3)
Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of loss. The realized (losses) gains relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments, as detailed in the table below:

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to:
Interest rate swaps	(2,354)	(2,704)	(5,725)	(13,898)	(53,921)
Termination of interest rate swaps	—	(13,681)	—	(13,681)	(610)
Foreign currency forward contracts	—	—	29	—	667
Time-charter swaps	—	—	160	—	1,106
Forward freight agreements	274	(119)	(234)	137	270
	(2,080)	(16,504)	(5,770)	(27,442)	(52,488)
Unrealized (losses) gains relating to:
Interest rate swaps	(10,469)	19,718	11,824	33,700	17,005
Foreign currency forward contracts	—	—	(457)	—	3,925
Stock purchase warrants	(20,202)	(5,373)	(1,385)	(21,053)	(6,421)
Time-charter swap	—	—	(14)	—	(875)
Forward freight agreements	(82)	(9)	121	(57)	—
	(30,753)	14,336	10,089	12,590	13,634
Total realized and unrealized (losses) gains on non-designated derivative instruments	(32,833)	(2,168)	4,319	(14,852)	(38,854)

(4)
The Company’s proportionate share of items within equity income (loss) as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income (loss) as reflected in the summary consolidated statements of loss, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity income (loss)	19,356	13,744	(971)	61,054	(37,344)
Proportionate share of unrealized losses (gains) on derivative instruments	15,387	(6,524)	(5,680)	(17,600)	(7,706)
Other(i)	(10,411)	2,289	9,203	4,122	66,922
Equity income adjusted for items in Appendix A	24,332	9,509	2,552	47,576	21,872

(i)
Other for the three months and year ended December 31, 2018 includes the Company's gain on the sale of its 43.5% stake in Magnora ASA (or Magnora, previously Sevan Marine ASA) and the Company's proportionate share of write-downs and gain on sale of vessels by Teekay Offshore and a decrease in the deferred income tax asset for Teekay Offshore's Norwegian tax structure. Other for the year ended December 31, 2018 also includes the Company's proportionate share of the loss on bond repurchases in Teekay Offshore, the realized loss on interest rate swap amendments in Teekay Offshore, restructuring charges related to severance costs from crew reduction on the Petrojarl Varg FPSO unit in Teekay Offshore, the Company's gain on the option exercised by Brookfield to acquire an additional 2% ownership interest in Teekay Offshore's general partner from Teekay, transaction fees relating to the historical amendment of certain interest rate swaps in Teekay Offshore, depreciation expense as a result of the change in the useful life and residual value estimates of certain of Teekay Offshore's shuttle tankers, the loss on sale of the Company's investment in KT Maritime (Pty) Ltd., and the gain on sale of Teekay LNG's interest in the Excelsior joint venture.

(5)
On September 25, 2017, Teekay, Teekay Offshore and Brookfield finalized a strategic partnership (or the Brookfield Transaction) which resulted in the deconsolidation of Teekay Offshore as of that date. On January 1, 2018, as a condition of the Brookfield Transaction, Teekay Offshore acquired from Teekay a 100% ownership interest in seven subsidiaries (or the Transferred Subsidiaries) at carrying value. The Company recognized a loss on sale of the Transferred Subsidiaries of $7.1 million, primarily as a result of releasing the associated deferred pension loss from accumulated other comprehensive income which is recorded in loss on deconsolidation of Teekay Offshore on the Company's consolidated statements of loss for the year ended December 31, 2018.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(6)
Following the termination of the capital lease arrangements for the three LNG carriers in Teekay Nakilat Corporation (the Teekay Nakilat Joint Venture), the lessor made a determination that additional rentals were due under the leases following a challenge by the UK taxing authority. As a result, the Teekay Nakilat Joint Venture recognized an additional liability of $53.0 million, of which $3.0 million is included in other (loss) income and foreign exchange (loss) gain for the year ended December 31, 2018, and $50.0 million is included in other income (loss) for the three months and year ended December 31, 2017. The Teekay Nakilat Joint Venture paid this liability by releasing a $7.0 million cash deposit it had made with the lessor and making a $56.0 million cash payment for the balance, which was based on the GBP/USD foreign currency exchange rates at the time the payments were made.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at December 31,	As at September 30,	As at December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	220,238	191,137	129,772
Cash and cash equivalents - Teekay LNG	149,014	139,854	244,241
Cash and cash equivalents - Teekay Tankers	54,917	54,361	71,439
Other current assets	420,724	295,741	305,525
Restricted cash - Teekay Parent	2,030	2,057	7,257
Restricted cash - Teekay LNG	73,850	66,588	95,194
Restricted cash - Teekay Tankers	5,590	4,466	4,271
Assets held for sale	—	28,482	33,671
Vessels and equipment - Teekay Parent	304,049	312,081	337,318
Vessels and equipment - Teekay LNG	3,242,581	3,060,856	2,461,219
Vessels and equipment - Teekay Tankers	1,883,561	1,897,920	1,965,514
Advances on newbuilding contracts	86,942	172,248	444,493
Investment in equity-accounted investees	1,131,534	1,151,343	1,130,198
Net investment in direct financing leases	575,163	577,696	495,990
Other non-current assets	120,014	259,725	229,631
Intangible assets	77,773	81,542	93,014
Goodwill	43,690	43,690	43,690
Total Assets	8,391,670	8,339,787	8,092,437
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities and other	254,380	211,247	320,339
Advances from affiliates	75,292	73,109	49,100
Current portion of long-term debt - Teekay Parent	—	—	81,748
Current portion of long-term debt - Teekay LNG	217,120	236,410	659,350
Current portion of long-term debt - Teekay Tankers	127,132	119,682	173,972
Long-term debt - Teekay Parent	614,341	643,715	585,663
Long-term debt - Teekay LNG	3,051,212	2,976,800	2,150,191
Long-term debt - Teekay Tankers	983,563	984,106	927,238
Derivative liabilities	68,557	44,753	128,811
Other long-term liabilities	133,045	130,052	136,369
Equity:
Non-controlling interests	2,058,037	2,077,492	2,102,465
Shareholders of Teekay	808,991	842,421	777,191
Total Liabilities and Equity	8,391,670	8,339,787	8,092,437

Net debt - Teekay Parent(1)	392,073	450,521	530,382
Net debt - Teekay LNG(1)	3,045,468	3,006,768	2,470,106
Net debt - Teekay Tankers(1)	1,050,188	1,044,961	1,025,500
(1) Net debt is a non-GAAP financial measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,
	2018	2017
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(57,747)	(529,072)
Depreciation and amortization	276,307	485,829
Unrealized gain on derivative instruments	(34,570)	(95,556)
Write-down and loss on sales of vessels	53,693	270,743
Equity (income) loss, net of dividends received	(44,312)	87,602
Income tax expense	19,724	12,232
Loss on deconsolidation of Teekay Offshore	7,070	104,788
Foreign exchange (gain) loss and other	21,414	153,766
Change in operating assets and liabilities	(14,754)	104,831
Expenditures for dry docking	(44,690)	(50,899)
Net operating cash flow (1)	182,135	544,264
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	1,325,482	1,007,010
Prepayments of long-term debt	(771,827)	(831,901)
Scheduled repayments of long-term debt and settlement of related swaps	(671,803)	(713,278)
Proceeds from financing related to sales-leaseback of vessels	611,388	809,935
Repayments of obligations related to capital leases	(74,680)	(46,090)
Net proceeds from equity issuances of subsidiaries	—	172,930
Net proceeds from equity issuances of Teekay Corporation	103,655	25,636
Acquisition of shares in Teekay Tankers	—	(19,444)
Distributions paid from subsidiaries to non-controlling interests	(64,676)	(103,150)
Cash dividends paid	(22,082)	(18,977)
Other financing activities	(671)	1,638
Net financing cash flow	434,786	284,309
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(693,792)	(1,054,052)
Proceeds from sale of vessels and equipment	28,837	73,712
Investment in equity-accounted investments	(41,018)	(98,774)
Advances to joint ventures and joint venture partners	(24,934)	(12,946)
Proceeds from sale of equity-accounted investment	81,823	—
Cash of Teekay Offshore upon deconsolidation, net of proceeds received	—	(45,447)
Direct financing lease payments received	10,882	17,422
Cash of Tankers Investments Ltd. upon acquisition	—	30,831
Cash of transferred subsidiaries on sale, net of proceeds received	(25,254)	—
Other investing activities	—	7,613
Net investing cash flow	(663,456)	(1,081,641)
Decrease in cash, cash equivalents and restricted cash	(46,535)	(253,068)
Cash, cash equivalents and restricted cash, beginning of the year	552,174	805,242
Cash, cash equivalents and restricted cash, end of the year	505,639	552,174

(1) The decrease in operating cash flow is due to the deconsolidation of Teekay Offshore on September 25, 2017.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Three Months Ended		Year Ended
	December 31,		September 30,		December 31,
	2018		2018		2018
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net loss – GAAP basis	(6,357)		(1,763)		(57,747)
Adjust for: Net income attributable to
non-controlling interests	(11,996)		(10,242)		(21,490)
Net loss attributable to
shareholders of Teekay	(18,353)	(0.18)	(12,005)	(0.12)	(79,237)	(0.79)
(Subtract) add specific items affecting net loss
Unrealized losses (gains) from
derivative instruments(2)	46,140	0.46	(20,860)	(0.21)	(30,930)	(0.31)
Foreign exchange losses (gains)(3)	4,526	0.04	(5,805)	(0.06)	(16,723)	(0.17)
Write-down and loss (gain) on sale of vessels and other assets(4)	3,697	0.04	(58)	—	63,635	0.64
Restructuring charges(5)	—	—	1,080	0.01	2,611	0.03
Loss on deconsolidation of Teekay Offshore	—	—	—	—	7,070	0.07
Realized loss on interest rate swap terminations and amendments(6)	—	—	14,560	0.15	14,560	0.15
Other(7)	(12,526)	(0.12)	6,868	0.07	5,482	0.06
Non-controlling interests’ share of items above(8)	(25,498)	(0.26)	4,842	0.05	(19,739)	(0.21)
Total adjustments	16,339	0.16	627	0.01	25,966	0.26
Adjusted net loss attributable to
shareholders of Teekay	(2,014)	(0.02)	(11,378)	(0.11)	(53,271)	(0.53)

(1)	Basic per share amounts.

(2)
Reflects the unrealized losses (gains) relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those investments included in the Company's proportionate share of equity income (loss) from joint ventures, and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange gains primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)
Includes the Company's proportionate share of write-downs and gain (loss) on sale of vessels and other operating assets in equity-accounted joint ventures and the consolidated write-downs and gain (loss) on sale of vessels and other operating assets. Refer to footnotes (2) and (4) of the summary consolidated statements of loss for the three months and year ended December 31, 2018.

(5)
Restructuring charges for the year ended December 31, 2018, primarily relate to severance costs resulting from reorganization and realignment of resources of certain of the Company's business development, marine solutions and fleet operations functions better to respond to the changing business environment, and the Company's proportionate share of restructuring charges related to severance costs from crew reduction on the Petrojarl Varg FPSO in Teekay Offshore.

(6)	Refer to footnotes (3) and (4) of the summary consolidated statements of loss for the three months and year ended December 31, 2018.

(7)
Includes the write-off of prepaid loan costs by Teekay LNG and Teekay Tankers relating to the refinancing of certain vessels and a gain on bond repurchases by the Company. Also refer to footnote (4) of the summary consolidated statements of loss for more detail on items relating to equity-accounted joint ventures.

(8)
Items affecting net loss include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net loss are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017		2017
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net loss – GAAP basis	(32,239)		(529,072)
Adjust for: Net loss attributable to
non-controlling interests	6,953		365,796
Net loss attributable to
shareholders of Teekay	(25,286)	(0.29)	(163,276)	(1.89)
Add (subtract) specific items affecting net
loss:
Unrealized gains from derivative instruments(2)	(15,785)	(0.18)	(20,594)	(0.24)
Foreign exchange losses(3)	1,536	0.02	9,437	0.11
Write-down and (gain) loss on sale of vessels and other operating assets(4)	3,565	0.04	322,390	3.74
Restructuring (recoveries) charges(5)	(52)	—	5,468	0.06
Realized loss on interest rate swap amendments	—	—	5,347	0.06
Loss on deconsolidation of Teekay Offshore(6)	1,600	0.02	104,788	1.21
Tax indemnification guarantee liability(7)	50,000	0.57	50,000	0.57
Other (8)	5,694	0.07	31,955	0.37
Non-controlling interests’ share of items above(9)	(30,772)	(0.36)	(464,469)	(5.37)
Total adjustments	15,786	0.18	44,322	0.51
Adjusted net loss attributable to
shareholders of Teekay	(9,500)	(0.11)	(118,954)	(1.38)

(1)	Basic per share amounts.

(2)
Reflects the unrealized gains relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those investments included in the Company's proportionate share of equity (loss) income from joint ventures, and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange losses primarily relate to the Company’s debt denominated in Euros and NOK and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)
Asset impairments for the year ended December 31, 2017 primarily relate to the impairments of two FPSO units in Teekay Parent, resulting from a revaluation of estimated future cash flows and carrying values of the asset group in response to the deconsolidation of Teekay Offshore on September 25, 2017, and Teekay LNG's impairments of two Suezmax tankers, the Teide Spirit and Toledo Spirit.

(5)
Restructuring charges for the year ended December 31, 2017 relate to severance costs from the termination of the charter contract for Teekay Offshore's Arendal Spirit UMS and the reorganization and realignment of resources of the Company's strategic development function and shore staff redundancies associated with the Company's FPSO business.

(6)	Refer to footnote (5) of the summary consolidated statements of loss included in this release for further details.

(7)	Refer to footnote (6) of the summary consolidated statements of loss included in this release for further details.

(8)
Other for the three months and year ended December 31, 2017 includes a gain from the sale of one of the Company's cost-accounted investments, the deferred tax expense in Teekay LNG's Teekay Tangguh joint venture, the reversal of the fair value differential from the TIL merger associated with loans refinanced in Teekay Tankers in December 2017, early termination fees paid by Teekay Parent on the contract terminations for two in-chartered vessels, and costs related to projects during their pre-operational phases. Other for the year ended December 31, 2017 also includes the write-off of deferred revenues and operating expenses as a result of the termination of the Arendal Spirit UMS charter contract in late-April 2017, the settlement of a contingent liability in Teekay Offshore, an increase in the Piranema Spirit FPSO rate reduction contingency in Teekay Offshore, costs, including those associated with interest rate swaps, related to projects during their pre-operational phases, legal fees associated with Teekay Tankers' merger with TIL and with the Brookfield transaction, and the net loss provision relating to cancellation of UMS newbuildings in Teekay Offshore.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(9)
Items affecting net loss include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net loss are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table. “Non-controlling interests’ share of items above” for the year ended December 31, 2017 also includes the recognition of previously deferred gains of $349.6 million.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Three Months Ended December 31, 2018
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	149,805	239,724	103,562	(1,559)	491,532

Voyage expenses	(6,529)	(110,602)	(271)	203	(117,199)
Vessel operating expenses	(30,454)	(51,323)	(81,836)	1,345	(162,268)
Time-charter hire expense	(5,980)	(4,841)	(14,613)	—	(25,434)
Depreciation and amortization	(33,079)	(29,916)	(8,074)	—	(71,069)
General and administrative expenses	(7,809)	(11,836)	(7,117)	11	(26,751)

Income (loss) from vessel operations	65,954	31,206	(8,349)	—	88,811

Interest expense	(39,511)	(16,987)	(16,134)	—	(72,632)
Interest income	964	311	1,375	—	2,650
Realized and unrealized loss on
non-designated derivative instruments	(11,540)	(1,693)	(19,600)	—	(32,833)
Equity income	949	955	17,452	—	19,356
Equity in earnings of subsidiaries(2)	—	—	9,541	(9,541)	—
Income tax expense	(42)	(2,498)	(4,187)	—	(6,727)
Foreign exchange (loss) gain	(7,244)	208	1,272	—	(5,764)
Other income – net	505	—	277	—	782
Net income (loss)	10,035	11,502	(18,353)	(9,541)	(6,357)
Net income attributable to
non-controlling interests(3)	(2,666)	—	—	(9,330)	(11,996)
Net income (loss) attributable to shareholders/
unitholders of publicly-listed entities	7,369	11,502	(18,353)	(18,871)	(18,353)

(1)	Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Year Ended
December 31, 2018
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	510,762	755,763	451,659	(10,426)	1,707,758

Voyage expenses	(28,237)	(360,576)	(842)	768	(388,887)
Vessel operating expenses	(117,658)	(209,131)	(310,925)	240	(637,474)
Time-charter hire expense	(7,670)	(19,538)	(68,668)	9,418	(86,458)
Depreciation and amortization	(124,378)	(118,514)	(33,415)	—	(276,307)
General and administrative expenses	(28,512)	(39,775)	(28,268)	—	(96,555)
Write-down and (loss) gain on sale of vessels	(53,863)	170	—	—	(53,693)
Restructuring charges	(1,845)	(1,195)	(1,025)	—	(4,065)

Income from vessel operations	148,599	7,204	8,516	—	164,319

Interest expense	(128,263)	(58,653)	(67,351)	141	(254,126)
Interest income	3,760	879	4,027	(141)	8,525
Realized and unrealized gain (loss) on
non-designated derivative instruments	3,278	3,032	(21,162)	—	(14,852)
Equity income	53,546	1,220	6,288	—	61,054
Equity in earnings of subsidiaries(2)	—	—	3,627	(3,627)	—
Income tax expense	(3,213)	(9,412)	(7,099)	—	(19,724)
Foreign exchange gain (loss)	1,371	3,132	4,036	(2,399)	6,140
Loss on deconsolidation of Teekay Offshore	—	—	(7,070)	—	(7,070)
Other (loss) income – net	(1,413)	50	(3,049)	2,399	(2,013)
Net income (loss)	77,665	(52,548)	(79,237)	(3,627)	(57,747)
Net income attributable to
non-controlling interests(3)	(13,506)	—	—	(7,984)	(21,490)
Net income (loss) attributable to shareholders/
unitholders of publicly-listed entities	64,159	(52,548)	(79,237)	(11,611)	(79,237)

(1)	Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

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Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended December 31, 2018
(in thousands of U.S. dollars)
(unaudited)

				Teekay
			Corporate	Parent
	FPSOs	Other(1)	G&A	Total

Revenues	57,754	45,808	—	103,562

Voyage expenses	(225)	(46)	—	(271)
Vessel operating expenses	(38,763)	(43,073)	—	(81,836)
Time-charter hire expense	(11,220)	(3,393)	—	(14,613)
Depreciation and amortization	(8,035)	(39)	—	(8,074)
General and administrative expenses	(1,881)	(102)	(5,134)	(7,117)
Loss from vessel operations	(2,370)	(845)	(5,134)	(8,349)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Loss from vessel operations	(2,370)	(845)	(5,134)	(8,349)
Depreciation and amortization	8,035	39	—	8,074
Amortization of in-process revenue
contracts and other	(1,928)	1,528	—	(400)
CFVO - Teekay Parent (2)	3,737	722	(5,134)	(675)

(1)	Includes the results of two chartered-in FSO units owned by Teekay Offshore.

(2)
In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its consolidated publicly-traded subsidiaries. For the three months ended December 31, 2018, Teekay Parent received cash distributions from Teekay LNG totaling $3.8 million. Distributions received for a given quarter consist of the amount of distributions relating to such quarter but received by Teekay Parent in the following quarter. The distributions and dividends received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay LNG. Please refer to Appendix D this release for further details.

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4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT GPCO CASH FLOW
Daughter Entities distributions to Teekay Parent(1)
Limited Partner interests(2)
Teekay LNG	3,529	3,529	3,529	14,116	14,116
Teekay Offshore	—	566	566	1,698	6,200
GP interests
Teekay LNG	227	228	228	911	912
Teekay Offshore(3) (6)	—	15	16	47	399
Other Dividends
Teekay Tankers(2)(4)	—	—	2,319	—	6,975
Teekay Offshore(5)(6)	—	—	—	—	2,003
Total Daughter Entity Distributions to Teekay Parent	3,756	4,338	6,658	16,772	30,605
Corporate general and administrative expenses	(5,134)	(4,343)	(3,989)	(19,140)	(12,767)
Total Teekay Parent GPCO Cash Flow	(1,378)	(5)	2,669	(2,368)	17,838

TEEKAY PARENT OPCO CASH FLOW
Teekay Parent cash flow from vessel operations(7)
FPSOs	3,737	18,795	13,085	48,347	3,265
Conventional Tankers	—	—	(4,866)	—	(13,390)
Other	722	1,028	4,893	6,783	(6,149)
Teekay Parent OPCO Cash Flow(8)	4,459	19,823	13,112	55,130	(16,274)

Teekay Parent adjusted cash flow from vessel operations	3,081	19,818	15,781	52,762	1,564

Net interest expense(9)	(14,081)	(14,977)	(16,502)	(61,335)	(54,716)

TOTAL TEEKAY PARENT FREE CASH FLOW	(11,000)	4,841	(721)	(8,573)	(53,152)
Weighted-average number of common shares - Basic	100,435,155	100,435,045	86,641,584	99,670,176	86,335,473

(1)
Daughter Entities dividends and distributions for a given quarter consist of the amount of dividends and distributions (including payments-in-kind) relating to such quarter but received by Teekay Parent in the following quarter. The limited partner and general partner distributions received from Teekay Offshore for the quarters ended September 30, 2017, June 30, 2017 and March 31 2017 were paid-in-kind in the form of new Teekay Offshore common units.

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(2)
Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and equity-accounted investment in Teekay Offshore for the periods as follows:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.14	$0.14	$0.14	$0.56	$0.56
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274
Total distribution	$3,529,158	$3,529,158	$3,529,158	$14,116,633	$14,116,633
Teekay Offshore
Distribution per common unit	$—	$0.01	$0.01	$0.03	$0.14
Common units owned by
Teekay Parent	56,587,484	56,587,484	56,587,484	56,587,484	44,285,041
Total distribution	$—	$565,875	$565,875	$1,697,625	$6,199,906
Teekay Tankers
Dividend per share	$—	$—	$0.03	$—	$0.12
Shares owned by Teekay Parent(3)	77,298,441	77,298,441	77,298,441	77,298,441	58,119,024
Total dividend	$—	$—	$2,318,953	$—	$6,974,283

(3)	In July 2018, Brookfield exercised its option to acquire an additional 2% ownership interest in Teekay Offshore's general partner from Teekay.

(4)
Includes Class A and Class B shareholdings. Teekay Tankers' past dividend policy was to pay out 30 percent to 50 percent of its quarterly adjusted net income (as defined), with a minimum quarterly dividend of $0.03 per share, subject to Teekay Tankers' Board approval. Commencing with the dividend for the first quarter of 2018, Teekay Tankers' Board eliminated the minimum quarters dividend; however, the variable portion of the dividend policy was maintained.

(5)
Includes distributions from Teekay Parent's interest in Teekay Offshore's 10.5% Series D Preferred Units acquired in June 2016. All outstanding Series D Preferred Units were repurchased by Teekay Offshore in September 2017 as part of the Brookfield Transaction.

(6)
For the fourth quarter of 2017 and the first three quarters of 2018, Teekay Offshore paid a quarterly distribution of $0.01 per common unit. Commencing with the distribution for the fourth quarter of 2018, Teekay Offshore's Board reduced the quarterly distribution to zero.

(7)	Please refer to Appendices C and E for additional financial information on Teekay Parent’s cash flow from vessel operations.

(8)	Excludes corporate general and administrative expenses relating to Teekay Parent GPCO Cash Flow.

(9)
Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

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Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	December 31,	September 30,	December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)
Income from vessel operations	88,811	55,082	66,655
Depreciation and amortization	71,069	69,967	63,116
Amortization of in-process revenue contracts and other	(2,609)	(2,412)	(3,655)
Realized loss from the settlements of non-designated
derivative instruments	—	—	(45)
Write-down and loss on sale of vessels	—	2,201	489
Cash flow from time-charter contracts, net of revenue accounted for
as direct finance leases	2,475	2,823	2,142
CFVO - Consolidated	159,746	127,661	128,702
CFVO - Equity Investments (see Appendix E)	86,929	68,736	54,884
CFVO – Total	246,675	196,397	183,586

	Year Ended
	December 31,	December 31,
	2018	2017
	(unaudited)	(unaudited)
Income from vessel operations	164,319	6,700
Depreciation and amortization	276,307	485,829
Amortization of in-process revenue contracts and other	(10,217)	(22,348)
Realized gain from the settlements of non-designated
derivative instruments	—	2,047
Write-down and loss on sale of vessels	53,693	270,743
Termination of Arendal Spirit UMS charter contract	—	8,888
Cash flow from time-charter contracts, net of revenue accounted for
as direct finance leases	11,082	18,737
CFVO - Consolidated	495,184	770,596
CFVO - Equity Investments (see Appendix E)	280,449	180,522
CFVO – Total	775,633	951,118

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Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2018		September 30, 2018		December 31, 2017
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)	100%	Portion(1)

Revenues	601,685	136,738	481,760	115,064	443,685	105,986
Vessel and other operating expenses	(238,291)	(53,756)	(225,486)	(48,929)	(230,168)	(54,027)
Depreciation and amortization	(129,669)	(28,917)	(127,335)	(27,454)	(125,368)	(28,329)
Write-down and (loss) gain on sale of
vessels	(26,292)	(3,697)	350	49	(10,852)	(5,479)
Restructuring charges	379	53	(1,899)	(267)	—	—
Income from vessel operations of
equity-accounted vessels	207,812	50,421	127,390	38,463	77,297	18,151
Interest expense	(103,802)	(28,380)	(95,370)	(25,899)	(73,187)	(18,909)
Realized and unrealized (loss) gain on
on derivative instruments	(68,208)	(16,625)	13,266	2,633	9,494	2,563
(Loss) gain on sale of equity-accounted
investments(2)	—	15,302	—	2,234	—	—
Other – net	(14,651)	(1,362)	(25,237)	(3,687)	(12,156)	(2,776)
Equity income (loss) of equity- accounted vessels	21,151	19,356	20,049	13,744	1,448	(971)
Income from vessel operations of
equity-accounted vessels	207,812	50,421	127,390	38,463	77,297	18,151
Depreciation and amortization	129,669	28,917	127,335	27,454	125,368	28,329
Write-down and loss (gain) on sale of
vessels	26,292	3,697	(350)	(49)	10,852	5,479
Realized (loss) gain from the settlement
of non-designated foreign currency
forward contracts	(1,470)	(207)	(747)	(105)	490	69
Cash flow from time-charter contracts,
net of revenue accounted for as
direct finance leases	14,057	5,066	14,971	5,048	11,914	3,984
Amortization of in-process revenue
contracts and other	(1,804)	(965)	(12,758)	(2,075)	(5,991)	(1,128)
Cash flow from vessel operations
of equity-accounted vessels(3)	374,556	86,929	255,841	68,736	219,930	54,884

(1) The Company’s proportionate share of its equity-accounted vessels and other investments, including its investment in Teekay Offshore, ranges from 14 percent to 52 percent.
(2) For the three months ended December 31, 2018, includes a gain on the sale of Teekay's 43.5% stake in Magnora in November 2018. For the three months ended September 30, 2018, includes a gain on the sale of a 2% ownership interest in Teekay Offshore's general partner to Brookfield in July 2018.
(3) CFVO from equity-accounted vessels represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

	Year Ended
	December 31, 2018		December 31, 2017
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion (1)

Revenues	2,008,308	470,534	997,718	333,011
Vessel and other operating expenses	(928,211)	(203,734)	(495,796)	(162,542)
Depreciation and amortization	(511,113)	(111,019)	(254,007)	(82,706)
Write-down and loss on sale of
vessels	(114,348)	(16,277)	(10,852)	(5,479)
Restructuring charges	(1,520)	(214)	—	—
Income from vessel operations of
equity accounted vessels	453,116	139,290	237,063	82,284
Interest expense	(361,313)	(98,731)	(167,388)	(57,956)
Realized and unrealized gain (loss) on
derivative instruments	28,512	5,280	(34,358)	(8,199)
Gain on sale of equity-accounted
investments (2)	—	21,576
Write-down of equity-accounted investment (3)			—	(48,571)
Other - net	(40,789)	(6,361)	(18,794)	(4,902)
Equity income (loss) of equity accounted vessels	79,526	61,054	16,523	(37,344)
Income from vessel operations of
equity accounted vessels	453,116	139,290	237,063	82,284
Depreciation and amortization	511,113	111,019	254,007	82,706
Write-down and loss on sale of vessels	114,348	16,277	10,852	5,479
Realized (loss) gain from the settlement of
non-designated foreign currency
forward contracts	(1,416)	(199)	490	69
Cash flow from time-charter contracts,
net of revenue accounted for as direct
finance leases	56,680	19,486	40,883	14,402
Amortization of in-process revenue
contracts and other	(26,779)	(5,424)	(13,138)	(4,418)
Cash flow from vessel operations
of equity accounted vessels (4)	1,107,062	280,449	530,157	180,522

(1) The Company’s proportionate share of its equity-accounted vessels and other investments, including its investment in Teekay Offshore, ranges from 14 percent to 52 percent.
(2) For the year ended December 31, 2018, includes a gain on the sale of Teekay's 43.5% stake in Magnora in November 2018, a gain on the sale of a 2% ownership interest in Teekay Offshore's general partner to Brookfield in July 2018, a loss on the sale of Teekay's investment in KT Maritime (Pty) Ltd. and a gain on the sale of Teekay LNG's 50% ownership interest in the Excelsior Joint Venture.

(3)	For the year ended December 31, 2017, includes the write-downs of the Company's and Teekay Tankers' equity investments in TIL.
(4) CFVO from equity-accounted vessels represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments.

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Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended September 30, 2018
	(unaudited)
					Teekay
		Conventional		Corporate	Parent
	FPSOs	Tankers	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	12,905	—	1,688	(4,343)	10,250
Depreciation and amortization	8,032	—	102	—	8,134
Amortization of in-process revenue
contracts and other	(2,142)	—	(762)	—	(2,904)
Cash flow from vessel operations
– Teekay Parent	18,795	—	1,028	(4,343)	15,480

	Three Months Ended December 31, 2017
	(unaudited)
					Teekay
		Conventional		Corporate	Parent
	FPSOs	Tankers	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	6,228	(4,866)	4,082	(3,989)	1,455
Depreciation and amortization	8,601	—	35	—	8,636
Amortization of in-process revenue
contracts and other	(1,773)	—	776	—	(997)
Realized gains from the settlements
of non-designated foreign currency
derivative instruments	29	—	—	—	29
Cash flow from vessel operations
– Teekay Parent	13,085	(4,866)	4,893	(3,989)	9,123

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	Year Ended December 31, 2018
	(unaudited)
					Teekay
		Conventional		Corporate	Parent
	FPSOs	Tankers	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	22,958	—	4,698	(19,140)	8,516
Depreciation and amortization	33,254	—	161	—	33,415
Write-down of vessels	—	—	—	—	—
Amortization of in-process revenue
contracts and other	(7,865)	—	1,924	—	(5,941)
Realized gains from the settlements
of non-designated foreign currency
derivative instruments	—	—	—	—	—
Cash flow from vessel operations
– Teekay Parent	48,347	—	6,783	(19,140)	35,990

	Year Ended December 31, 2017
	(unaudited)
					Teekay
		Conventional		Corporate	Parent
	FPSOs	Tankers	Other	G&A	Total

Teekay Parent loss from vessel
operations	(256,758)	(13,390)	(7,510)	(12,767)	(290,425)
Depreciation and amortization	60,560	—	(163)	—	60,397
Write-down of vessels	205,659	—	—	—	205,659
Amortization of in-process revenue
contracts and other	(6,223)	—	250	—	(5,973)
Realized gains from the settlements
of non-designated foreign currency
derivative instruments	27	—	—	—	27
Cash flow from vessel operations
– Teekay Parent	3,265	(13,390)	(7,423)	(12,767)	(30,315)

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Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest expense	(72,632)	(67,343)	(49,163)	(254,126)	(268,400)
Interest income	2,650	2,103	1,373	8,525	6,290
Interest expense net of interest income consolidated	(69,982)	(65,240)	(47,790)	(245,601)	(262,110)
Less: Non-Teekay Parent interest expense net of
interest income and adjustment	(55,223)	(49,651)	(31,903)	(182,277)	(210,163)
Interest expense net of interest income - Teekay Parent	(14,759)	(15,589)	(15,887)	(63,324)	(51,947)
Teekay Parent non-cash accretion
on convertible bond	969	966	—	3,550	—
Teekay Parent realized losses
on interest rate swaps	(291)	(354)	(615)	(1,561)	(2,769)
Net interest expense - Teekay Parent	(14,081)	(14,977)	(16,502)	(61,335)	(54,716)

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934,as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: Teekay Parent’s delevering and financial flexibility; Teekay Parent’s ability to refinance its 2020 Bond with a smaller bond; strengthening of the global tanker market in the second half of 2019 into 2020; completion of Teekay Tankers’ sale and leaseback transaction and its effect on Teekay Tankers’ liquidity; strength of the LNG shipping market through to the end of 2019 and into 2020 and improving LNG market conditions; Teekay LNG's balanced capital allocation strategy and its impact on Teekay LNG’s balance sheet, its ability to maximize equity value for unitholders, including Teekay Parent through its incentive distribution rights structure; potential increases in Teekay LNG’s quarterly distributions; and the timing and amount of future settlement payments to Teekay Offshore from Petrobras. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: market or counterparty reaction to potential action of Teekay Parent to refinance its 2020 Bond; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth, particularly in or related to North Sea, Brazil and East Coast of Canada offshore fields; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices; satisfaction of closing conditions to Teekay Tankers’ sale and leaseback transactions; Petrobras’ payment of settlement amounts and of any potential offsets to such payments; issues with vessel operations; increased operating expenses; potential project delays or cancellations; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the effects of IMO 2020; the potential for early termination of long-term contracts of existing vessels; delays in the commencement of charter or other contracts; the ability to fund remaining capital commitments and debt maturities; actual levels of quarterly distributions approved by Teekay LNG's general partner; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2017. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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